SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Amendment No. 1

InterCloud Systems, Inc.
(Name of Issuer)

Common stock, par value $0.0001 per share
(Title of Class of Securities)

458488103
(CUSIP Number)

Karl J. Grafe, Esq.
301 East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2540
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐

CUSIP No. 025932 10 4	Page 2 of 4 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) American Financial Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 207,761
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 207,761
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 207,761 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.15%
14	TYPE OF REPORTING PERSON* HC
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer

This Schedule 13D is filed on behalf of American Financial Group, Inc. (the “Reporting Person”) regarding the common stock, par value $0.0001 per share (the “Common Stock”) of InterCloud Systems, Inc., a corporation organized under the laws of Delaware (the “Issuer”).

The principal executive offices of the issuer are located at 2500 N. Military Trail, Suite 275, Boca Raton, FL 33431.

This Amendment No. 1 amends Items 4 and 5 of the Statement of Beneficial Ownership on Schedule 13D identified below. Except as amended by this Amendment No. 1, the Schedule 13D remains unchanged. This Amendment No. 1 constitutes an exit filing for the Reporting Person whose beneficial ownership has decreased below the 5.0% Schedule 13D reporting threshold as a result of issuances of Common Stock by the Issuer.

Item 4.  Purpose of Transactions.

The Reporting Person beneficial ownership percentage of the Common Stock has reduced since filing Schedule 13D on April 1, 2013. As a result, the Reporting Person’s beneficial ownership is less than 5% of the outstanding shares of the Common Stock.

Item 5.  Interest in Securities of the Issuer.

(a)            See Items 11 and 13 on page 2 of this Schedule 13D.  Includes warrants to purchase 187,386 shares of Common Stock at a price of $5.00 per share.

(b)            See Items 7, 9 and 11 on pages 2 of this Schedule 13D.  Includes warrants to purchase 187,386 shares of Common Stock at a price of $5.00 per share.

(c)            The Reporting Person has engaged in no transactions in the Common Stock during the preceding 60 days.

(d)            Not Applicable.

(e)            The Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities on or before August 2, 2013.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:                       January 6, 2014

AMERICAN FINANCIAL GROUP, INC. By: /s/ Karl J. Grafe Karl J. Grafe Vice President